As filed with the Securities and Exchange Commission on August 10, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
(Name of Subject Company (Issuer))

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for common shares at an exercise price of $11.50 per share
(Title of Class of Securities)

G4809J114
(CUSIP Number of Class of Securities)

Walid Wasef Jabsheh
Chief Executive Officer
INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
74 Abdel Hamid Sharaf Street, P.O. Box 941428,
Amman 11194, Jordan
+962 6 562 2009
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

With copies to:

Rawan Alsulaiman Chief Legal Officer International General Insurance Holdings Ltd. 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan +962 6 562 2009	Michael Levitt, Esq. Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue New York, NY 10022 (212) 277-4000
☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends the Offer to Purchase and Consent Solicitation (the “Offer Letter”), a copy of which was filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule  TO originally filed by International General Insurance Holdings Ltd., a Bermuda exempted company (“IGI” or the “Company”), on July 28, 2023 (“Schedule TO”), relating to the tender offer by the Company to purchase for cash up to 17,250,000 of its outstanding warrants to purchase common shares, par value $0.01 per share, at a price of $0.95 per warrant, without interest (the “Offer Purchase Price”). The Offer Letter, together with any amendments or supplements thereto, collectively constitute the “Offer”.

Concurrently with the Offer, the Company is also soliciting consents from holders of its outstanding warrants to amend the Warrant Agreement, dated as of March 15, 2018, by and between Tiberius Acquisition Corporation (“Tiberius”) and Continental Stock Transfer & Trust Company (the “Warrant Agent”), as amended by Amendment No. 1 to the Warrant Agreement dated as of March 17, 2020), by and among the Company, Tiberius and the Warrant Agent (as amended, the “Warrant Agreement”), which governs all of the warrants, to permit the Company to redeem each outstanding warrant for $0.86 in cash, without interest (the “Redemption Price”), which Redemption Price is 10% less than the Offer Purchase Price (the “Warrant Amendment”).

The Company’s outstanding warrants consist of (i) warrants to purchase the Company’s common shares, par value $0.01 per share (the “Common Shares”), which were publicly issued and sold as part of the units in the initial public offering of Tiberius on March 20, 2018 (the “Tiberius IPO”) (the “Public Warrants”) and (ii) warrants to purchase the Common Shares, which were previously issued and sold in connection with the Tiberius IPO pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Private Warrants” and, together with the Public Warrants, the “Warrants”), in each case, which entitle such warrant holders to purchase one Common Share at an exercise price of $11.50, subject to adjustments.

The Amended and Restated Offer to Purchase and Consent Solicitation, a copy of which is filed herewith as Exhibit (a)(1)(A), is amended to (i) confirm that as of the date of this Offer Letter 4,000,000 Private Warrants beneficially owned by Wasef Jabsheh comprised approximately 89% of all outstanding Private Warrants and approximately 23% of all outstanding Warrants, (ii) confirm that as of the date of this Offer Letter, other than Wasef Jabsheh, no director or executive officer of the Company held any Warrants and (iii) remove references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in connection with forward-looking statements disclosure.

Only those items amended are reported in this Amendment No. 1. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Offer Letter, and the other exhibits to the Schedule TO remains unchanged and is hereby expressly incorporated into this Amendment No. 1 by reference. This Amendment No. 1 should be read with the Schedule TO and the Offer Letter.

Item 7. Source and Amount of Funds or Other Consideration.

(b) Conditions: None.

Item 12. Exhibits.

(a) Exhibits

Exhibit Number	Description
(a)(1)(A)	Amended and Restated Offer to Purchase and Consent Solicitation, dated August 10, 2023.
(a)(1)(B)*	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 28, 2023.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 28, 2023.
(a)(2)-(4)	Not Applicable
(a)(5)(i)*	Press Release, dated July 28, 2023, announcing cash tender offer for International General Insurance Holdings Ltd. warrants.
(a)(5)(ii)*	Summary Advertisement, dated July 28, 2023, announcing cash tender offer for International General Insurance Holdings Ltd. warrants.
(b)	Not Applicable
(d)(1)*	Warrant Agreement, dated March 15, 2018, between Tiberius Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent.
(d)(2)*

Amendment No. 1 to Warrant Agreement, dated as of March 17, 2020, by and among Tiberius Acquisition Corporation, International General Insurance Holdings Ltd., and Continental Stock Transfer & Trust Company.

(d)(3)*	Tender and Support Agreement, dated July 28, 2023, by and among International General Insurance Holdings Ltd. and the public warrant holders party thereto.
(d)(4)*	Tender and Support Agreement, dated July 28, 2023, by and among International General Insurance Holdings Ltd. and the private warrant holder party thereto.
(g)	Not Applicable
(h)	Not Applicable
107*	Filing Fee Table

(b) Filing Fee Exhibit

Filing Fee Table.*

____________

*        Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: August 10, 2023

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
By:	/s/ Walid Wasef Jabsheh
Name:	Walid Wasef Jabsheh
Title:	Chief Executive Officer

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